Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Greenbrook TMS Inc. (“Greenbrook” or the “Company”)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

Item 2	Date of Material Change

May 15, 2022.

Item 3	News Release

A news release in respect of the Acquisition (as defined below) was issued by Greenbrook on May 16, 2022 through the facilities of Business Wire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On May 15, 2022, Greenbrook announced that it had entered into a purchase agreement (the “Purchase Agreement”) pursuant to which Greenbrook will acquire Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”).

Item 5	Full Description of Material Change

5.1 - Full Description of Material Change

On May 15, 2022, Greenbrook announced that it had entered into the Purchase Agreement pursuant to which Greenbrook will acquire Success TMS. Success TMS is one of the largest and fastest-growing providers of TMS therapy in the United States. Since founding its first TMS center in Florida in 2018, Success TMS has grown to 45 active locations throughout Florida, Pennsylvania, Illinois, New Jersey, Nevada and Wisconsin. The Company expects the acquisition of Success TMS (the “Acquisition”) will enhance Greenbrook’s position as a leading provider of TMS therapy in the United States and, following completion of the Acquisition, will add 45 additional active TMS centers to the Company’s existing network of TMS centers. The Company believes that Success TMS’ footprint will complement Greenbrook’s existing geographical regions and will provide Greenbrook with a new presence in additional states, including new management regions in Illinois, New Jersey, Nevada, Pennsylvania and Wisconsin.

Pursuant to the Purchase Agreement, Greenbrook, through its wholly-owned U.S. subsidiary, TMS NeuroHealth Centers Inc., will indirectly acquire all of the issued and outstanding equity interests in Success TMS from its parent company, Success Behavioral Holdings LLC. As consideration for the purchase of Success TMS, its direct and indirect owners, including Benjamin Klein and Batya Klein (collectively, the “Seller Parties”) will receive, in the aggregate, approximately 11,867,923 common shares of Greenbrook (the “Consideration Shares”). The purchase price consideration was determined based on the pro forma revenue contribution of the two companies and will be fixed at an amount equal to 40% of the total issued and outstanding common shares of Greenbrook (the “Common Shares”) on a post-Acquisition basis, subject to customary working capital and other adjustments.

Each Consideration Share will have an implied value equal to the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the five-day trading period ending on the day that is two trading days prior to the closing date of the Acquisition. Based on the current market price of the Common Shares, the purchase price consideration in respect of the Acquisition is valued at approximately US$27.3 million, of which approximately US$20.5 million will be payable on closing of the Acquisition and US$6.8 million will be held in an escrow account following determination of certain adjustments and indemnities (as described below).

Under the terms of the Purchase Agreement, the share consideration will be recalculated and adjusted after closing based on Success TMS’ final indebtedness and net working capital relative to what was estimated immediately prior to the closing date of the Acquisition (the “Closing Date”) and used to calculate the share consideration payable to the Seller Parties on the Closing Date (the “Post-Closing Adjustment”). A portion of the Consideration Shares that would otherwise be payable to the Seller Parties on the Closing Date will be held back and deposited with an escrow agent on the Closing Date (the “Adjustment Holdback”), to be released to the Seller Parties or Greenbrook, as applicable, upon final determination of the Post-Closing Adjustment. The Adjustment Holdback represents approximately 10% of the Consideration Shares.

In addition, a portion of the Consideration Shares that would otherwise be payable to the Seller Parties on the Closing Date will be held back and deposited with an escrow agent on the Closing Date (the “Indemnity Holdback”) to satisfy any indemnity claims made against the Seller Parties. The Indemnity Holdback represents approximately 15% of the Consideration Shares. Any portion of the Indemnity Holdback that is not used to satisfy indemnity claims or subject to open indemnity claims will be released to the Seller Parties 18 months following the Closing Date. The Company has a reciprocal indemnification obligation capped at 15% of the total Consideration Shares, and Common Shares in an amount up to 15% of the total Consideration Shares may become issuable to the Seller Parties to satisfy indemnity claims made against the Company (with the exception that indemnification for certain fundamental representations and warranties will not be subject to a cap).

In conjunction with the Acquisition, Greenbrook is also in the process of exploring a variety of debt financing options and intends to seek additional debt financing from a third party-lender to fund the Company’s expansion plans and for general corporate and working capital purposes (the “Debt Financing”). In accordance with the Purchase Agreement, Success TMS and the Seller Parties have agreed to co-operate and assist Greenbrook in securing the Debt Financing, and the Acquisition is conditional upon securing such Debt Financing. There can be no assurances that the Debt Financing will be completed on terms favorable to the Company, or at all.

The Purchase Agreement also provides the Seller Parties with a right to nominate a single representative to the board of directors of Greenbrook (currently expected to be Success TMS’ Chief Executive Officer, Benjamin Klein) for so long as the Seller Parties own at least 5% of the issued and outstanding Common Shares, subject to certain conditions, including applicable securities laws and stock exchange requirements. In addition, the Seller Parties have agreed to a 12-month lock-up period in respect of the Common Shares issued or issuable to them in connection with the Acquisition. The Seller Parties have also received certain customary registration rights in connection with the resale of the Common Shares acquired by them in the Acquisition, once the lock-up restrictions have expired.

The Acquisition is an arm’s length transaction and is subject to the satisfaction or waiver of customary closing conditions, including the Debt Financing and the absence of a “material adverse effect” in accordance with the terms of the Purchase Agreement, and is expected to be completed in the third quarter of 2022 with an outside date of November 15, 2022, being 6 months from the date of execution of the Purchase Agreement.

Completion of the Acquisition is expected result in the issuance of approximately 11,867,923 Common Shares to the Seller Parties (assuming immaterial Post-Closing Adjustments in favor of the Seller Parties and no post-closing indemnity claims arising against Greenbrook in connection with the Acquisition, in each case in accordance with the terms of the Purchase Agreement), representing approximately 66.7% of Greenbrook’s currently issued and outstanding Common Shares (approximately 40% of Greenbrook’s outstanding Common Shares on a post-Acquisition basis).

Section 611(c) of the TSX Company Manual requires that shareholder approval be obtained where the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. In addition, the Acquisition is expected to result in the creation of a new control person (as such term is defined in the TSX Company Manual) of Greenbrook and/or could materially affect control (as such term is defined in the TSX Company Manual) of Greenbrook, requiring shareholder approval pursuant to Section 604(a)(i) of the TSX Company Manual. Greenbrook expects to seek and receive written consents from shareholders of Greenbrook that, in the aggregate, represent a majority of the Common Shares issued and outstanding relating to the foregoing approvals in accordance with Section 604(d) of the TSX Company Manual. Greenbrook expects the TSX will accept this written consent supporting the Acquisition and will not require Greenbrook to hold a shareholder meeting in connection therewith.

As of the date hereof, Greenbrook has 17,801,885 Common Shares issued and outstanding, on a non-diluted basis. On the Closing Date, it is expected that approximately 11,867,923 Consideration Shares will be issued, directly or indirectly, to Benjamin Klein and Batya Klein, whereby Benjamin Klein and Batya Klein will receive, directly or indirectly, approximately 65.1% and 34.9%, respectively, of the Consideration Shares. Assuming all of the Consideration Shares become issuable (which includes the issuance and release of all Common Shares held in escrow pursuant to the terms of the Purchase Agreement) and there are no other changes to Greenbrook’s issued and outstanding Common Shares as of the date hereof, it is expected that Benjamin Klein and Batya Klein would own or control, directly or indirectly, approximately 26.0% and 14.0%, respectively, of Greenbrook’s issued and outstanding Common Shares at such time.

The Acquisition has been unanimously approved by the board of directors of Greenbrook and the members of Success TMS. Clarus Securities Inc. provided an opinion to the board of directors of Greenbrook that, as of the date of the opinion and based on and subject to certain assumptions and limitations set out therein, the consideration to be paid by Greenbrook pursuant to the Acquisition is fair, from a financial point of view, to Greenbrook.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact Erns Loubser, Chief Financial Officer and Treasurer, at (855) 797-4867.

Item 9	Date of Report

May 20, 2022.

Cautionary Note Regarding Forward-Looking Information

Certain information in this material change report, including statements regarding the Acquisition and the Debt Financing, including the timing of closing of the Acquisition, the potential benefits and synergies to be derived therefrom, and the number of Common Shares issuable as consideration in connection therewith, constitute forward-looking information within the meaning of applicable securities laws in Canada and forward-looking statements within the meaning of applicable securities laws in the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this material change report, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to: regulatory, stock exchange and other timing risks to closing the Acquisition on the terms and/or timeframe anticipated, or at all; risks relating to integrating Success TMS successfully into the Company’s business following the Acquisition; as well as the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively.

These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this material change report are made as of the date of this material change report, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

There can be no assurance that the Acquisition will occur or that the anticipated benefits and effects of the transaction will be realized. The Acquisition is subject to the fulfillment of certain conditions and there can be no assurance that any such conditions will be met. The Acquisition could be modified, restricted or terminated.